SECURIT 05038168)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Laconia Capital Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, Suite 709
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Franzese 212-425-2757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH., D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Franzese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laconia Capital Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

LESTER WEINGARTEN
Notary Public, State of New York
No. 02WE5034031
Qualified in New York County
Commission Expires August [illegible], '06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
Laconia Capital Corporation

We have audited the accompanying statement of financial condition of Laconia Capital Corporation (the "Company") as of December 31, 2004, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laconia Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 24, 2005

LACONIA CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 7,831
Receivables from brokers and dealers	467,777
Securities owned, at market value	11,400
Other assets	24,700
	$ 511,708
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 349,906
Loan payable, officer	2,891
Total liabilities	352,797
Shareholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	200
Additional paid-in capital	418,961
Accumulated deficit	(260,250)
Total shareholder's equity	158,911
	$ 511,708

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION
Statement of Income
Year ended December 31, 2004

Revenues	
Commissions	$ 1,558,685
Investment banking	128,800
Other income	33,593
Investment losses	(11,400)
Total revenues	1,709,678
Expenses	
Commissions and syndication costs	1,477,032
Clearance fees	123,503
Rent and occupancy costs	38,950
Regulatory dues and fees	1,685
Other operating expenses	56,496
Total expenses	1,697,666
Net income	$ 12,012

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION
Statement of Changes in Shareholder's Equity
Year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2004	$ 200	$ 418,961	$ (272,262)	$ 146,999
Net income	—	—	12,012	12,012
Balance, December 31, 2004	$ 200	$ 418,961	$ (260,350)	$ 158,911

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION
Statement of Cash Flows
Year ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 12,012
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in receivables from brokers and dealers	(352,566)
Decrease in securities owned, at market value	11,400
Decrease in other assets	17,039
Increase in accrued expenses and other liabilities	306,337
Net cash used in operating activities	(5,778)
Cash flows from financing activities:	
Repayment, loan payable, officer	(2,009)
Net decrease in cash and cash equivalents	(7,787)
Cash and cash equivalents, beginning of year	15,618
Cash and cash equivalents, end of year	$ 7,831

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Laconia Capital Corporation (the "Company") is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Armstrong Asset Management Group, Inc.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers, participating in underwriting syndicates and trading securities for its own account.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Securities Owned, at Market Value

Securities owned are carried at quoted market values.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with maturities of less than three months when purchased to be cash equivalents.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

2. **Summary of Significant Accounting Policies (continued)**

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Other Assets

Other assets consist of employee short-term advances, prepaid expenses and security deposits.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Company is included under an agreement with its parent company to file a consolidated Federal income tax return. Pursuant to a Federal tax allocation agreement, any tax provision or benefit is determined for the Company based upon its separate return basis taxable income.

3. **Securities Owned**

Securities owned consist of investment securities at market value, as follows:

Corporate stocks at market value	$ 11,400

4. **Receivables From Brokers and Dealers**

The receivables from brokers and dealers consists of the following:

Commissions receivable	$ 366,667
Clearing deposit	101,110
	$ 467,777

5. **Loan Payable, Officer**

A Company officer has advanced loans which are non-interest bearing and the unpaid balance will be repaid in 2005.

6. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed on a separate return basis. The Company files its own state and local tax returns.

The Company has available at December 31, 2004 approximately $272,000 of unused net operating loss carry forwards that may be applied against future taxable income through 2023.

7. **Commitments and Contingencies**

The Company was obligated under an operating lease agreement for office space which was due to expire February 28, 2008. The landlord has agreed to cancel the lease effective March 1, 2005 for consideration of $35,000 which includes the existing security deposit of $15,000.

Currently, the Company is leasing office space on a month to month basis at a cost of $3,740 per month.

Rent expense for the year ended December 31, 2004 was $38,950.

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company may require additional collateral or reduction of positions, if necessary.

8. **Commitments and Contingencies (continued)**

The Company, as a part of its investment activities, assumes long positions in its inventory. The establishment of long positions exposes the Company to off-balance-sheet risk in the event prices decrease.

The Company maintains its cash balances in various financial institutions located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

9. **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2004, the Company had net capital of $132,501, which was $108,981 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 2.66 to 1.

Supplemental Information

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

LACONIA CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2004

Total shareholder's equity	$ 158,911
Deductions and/or charges	
Non allowable assets	24,700
Net capital before haircuts on securities	134,211
Haircuts on securities	1,710
Net capital	$ 132,501
Minimum net capital required	$ 23,520
Excess net capital	$ 108,981
Computation of Aggregate Indebtedness:	
Total aggregate indebtedness	$ 352,797
Percentage of aggregate indebtedness to net capital	2.66 : 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2004 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2004

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 147,915
Allowable assets adjustments	(1,713)
Net audit adjustments	(13,131)
Haircuts on securities	(570)
Net capital	$ 132,501

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report of Independent Auditors

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

To the Board of Directors and Shareholder
Laconia Capital Corporation

In planning and performing our audit of the financial statements of Laconia Capital Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
February 24, 2005